

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 3, 2015

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re: Global Gard, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 20, 2015**
> **File No. 333-203400**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

Prospectus Summary, page 4

1.   You state that you intend to offer certain of your apps in the "App Store," yet on page 16, and elsewhere in the filing, you indicate that your application will require "jailbreaking," as such it is unclear whether you intend to utilize the App Store to distribute your applications. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations,

Plan of Operations, page 45

2.   You state that your programmers require control of an iPhone, and that your programmers will need to hack or jailbreak the operating system on the iPhones. Please expand your disclosure to briefly describe any legal restrictions, applicable to jailbreaking mobile phones. Further, since you also reference tablets on page 16, ensure that your revised disclosure addresses any legal issues arising from jailbreaking tablets.

Lastly, describe whether this approach contravenes the terms and conditions associated with the use of these mobile devices, and if so, discuss the resulting impact on your business.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and
Services